

Mail Stop 4720

July 15, 2009

Edward Lipkus III
Chief Financial Officer
First Commonwealth Corporation
22 North Sixth Street
Indiana, Pennsylvania 15701

      RE: First Commonwealth Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              Filed May 7, 2009
              File No. 1-11138

Dear Mr. Lipkus,

      We have reviewed your letter filed on June 2, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

March 31, 2009 Form 10-Q

Financial Statements

Note 7 – Impairment of Investment Securities, page 12

1. We note your response to comment 6 in your letter dated June 2, 2009. It appears that the subsequent events related to BankAtlantic and Imperial Capital Bancorp, Inc. are type I subsequent events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and should have been included in your other-than-temporary impairment analysis at December 31, 2008. These events are consistent with the example in paragraph .04 of AU Section 560 related to a loss on an uncollectible trade account receivable as a result of a customer's deteriorating financial condition leading to bankruptcy subsequent to the balance-sheet date. Please tell us the effect on your December 31, 2008 and March 31, 2009 financial statements if you had included these events in your other-than-temporary impairment analysis as of December 31, 2008. If you believe the effect is material, please amend your filings and restate your financial statements to correct for this error. If you believe the effect is not material and a restatement is not required, please provide us with your SAB 99 materiality analysis.

Form 8-K filed April 23, 2009

2. We note your response to comment 7 in your letter dated June 2, 2009 related to your "core net income," "core return on average equity," "core return on average assets," "core earnings per share," and "core non-interest income." Such alternative performance measures exclude certain recurring gains and losses on your investment portfolio. The support provided does not meet the burden of demonstrating the usefulness of each "core" non-GAAP measure as discussed in FAQ #8 in the FAQ Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance in light of the recurring nature of the adjustments and the significant limitations on their usefulness. Additionally, it appears that the alternate financial measure "core earnings per share" is prohibited by FAQ #11. Therefore, please omit similar "core" financial performance measures in future filings.

3. Your response indicates that the performance-based annual incentive bonuses for certain executives are based on certain of your "core" non-GAAP measures. Notwithstanding the previous comment, to the extent you determine that such bonus expense that is computed based on these non-GAAP measures is material, we would not object to you identifying in your compensation disclosure sections the non-GAAP measures used to determine such bonuses and to quantify the amount of bonus expense based on these measures. Refer to FAQ #10.

Considering that gains and losses on investment securities are traditionally considered to be part of the core business of a financial institution, the titles such as "core net income", etc., are not reflective of the performance measures as you compute them. Therefore, to the extent you include these measures in your discussions of compensation expense, please change their title to more accurately reflect their composition.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief